September 11, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino, Attorney Advisor, Office of Information Technologies and Services

Re: TechSoup Global
Offering Statement on Form 1-A
File No. 024-11071

Dear Matthew:

TechSoup Global, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement to become qualified at 4:00 PM Eastern Time on September 13, 2019 or as soon thereafter as possible. TechSoup Global has today resubmitted the offering circular previously filed on August 9, 2019 with the only addition being the required signatures from the issuer’s representatives on the signature page.

Should you have any questions or require any additional information with respect to this filing, please contact Kim Arnone, Cutting Edge Counsel, at (510)-834-4530, x 104.

Thank you for your assistance and cooperation.

Very truly yours,

TECHSOUP GLOBAL

/s/ Rebecca Masisak

Rebecca Masisak

Chief Executive Officer

Cc: Kim Arnone, Esq.

Cutting Edge Counsel

435 Brannan Street San Francisco California 94107 (415) 633-9300 voice (415) 633-9400 fax